

ALLGREEN PROPERTIES LIMITED


06012173

File No. 82-4959

Date: 24 MAR 2006

SUPPL

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc



ALLGREEN PROPERTIES LIMITED
(REG. NO. 198601009N)

ISSUE AND ALLOTMENT OF SHARES PURSUANT TO EXERCISE OF OPTIONS UNDER THE ALLGREEN SHARE OPTION SCHEME 2002

The Company wishes to announce the issue and allotment of an aggregate of 431,000 ordinary shares in the capital of the Company, at the subscription price of S$0.95 each, pursuant to the exercise of options granted under the Allgreen Share Option Scheme 2002. These new shares have been listed and quoted on the Singapore Exchange on 17 March 2006.

The new shares issued will rank pari passu in all respects with the existing shares of the Company.

Upon the issue of the above shares, the number of issued and paid-up shares in the capital of the Company is increased to 1,053,807,000 ordinary shares.

By Order of the Board
Ms Isoo Tan
Company Secretary
24 March 2006



ALLGREEN PROPERTIES LIMITED

File No. 82-4959

Date: 23 MAR 2006

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc



ALLGREEN PROPERTIES LIMITED
(REG. NO. 198601009N)

ISSUE AND ALLOTMENT OF SHARES PURSUANT TO EXERCISE OF OPTIONS UNDER THE ALLGREEN SHARE OPTION SCHEME 2002

The Company wishes to announce the issue and allotment of an aggregate of 38,000 ordinary shares in the capital of the Company, at the subscription price of S$0.95 each, pursuant to the exercise of options granted under the Allgreen Share Option Scheme 2002. These new shares have been listed and quoted on the Singapore Exchange on 16 March 2006.

The new shares issued will rank pari passu in all respects with the existing shares of the Company.

Upon the issue of the above shares, the number of issued and paid-up shares in the capital of the Company is increased to 1,053,376,000 ordinary shares.

By Order of the Board
Ms Isoo Tan
Company Secretary
23 March 2006



ALLGREEN PROPERTIES LIMITED

File No. 82-4959

Date: 22 MAR 2006

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc



ALLGREEN PROPERTIES LIMITED
(REG. NO. 198601009N)

ISSUE AND ALLOTMENT OF SHARES PURSUANT TO EXERCISE OF OPTIONS UNDER THE ALLGREEN SHARE OPTION SCHEME 2002

The Company wishes to announce the issue and allotment of an aggregate of 60,000 ordinary shares in the capital of the Company, at the subscription price of S$0.95 each, pursuant to the exercise of options granted under the Allgreen Share Option Scheme 2002. These new shares have been listed and quoted on the Singapore Exchange on 10 March 2006.

The new shares issued will rank pari passu in all respects with the existing shares of the Company.

Upon the issue of the above shares, the number of issued and paid-up shares in the capital of the Company is increased to 1,053,338,000 ordinary shares.

By Order of the Board
Ms Isoo Tan
Company Secretary
22 March 2006



ALLGREEN PROPERTIES LIMITED

RECEIVED
2006 APR -4 P 12: 09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-4959

Date: 14 MAR 2006

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc



ALLGREEN PROPERTIES LIMITED
(REG. NO. 198601009N)

ISSUE AND ALLOTMENT OF SHARES PURSUANT TO EXERCISE OF OPTIONS UNDER THE ALLGREEN SHARE OPTION SCHEME 2002

The Company wishes to announce the issue and allotment of an aggregate of 135,000 ordinary shares in the capital of the Company, at the subscription price of S$0.95 each, pursuant to the exercise of options granted under the Allgreen Share Option Scheme 2002. These new shares have been listed and quoted on the Singapore Exchange on 7 March 2006.

The new shares issued will rank pari passu in all respects with the existing shares of the Company.

Upon the issue of the above shares, the number of issued and paid-up shares in the capital of the Company is increased to 1,053,278,000 ordinary shares.

By Order of the Board
Ms Isoo Tan
Company Secretary
14 March 2006